Exhibit 3.1

Certificate of Amendment

Duke Energy Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), certifies as follows:

1.	The name of the Corporation is Duke Energy Corporation. The name under which the Corporation was originally incorporated was Deer Holding Corp. The name of the Corporation was changed to Duke Energy Holding Corp. on June 21, 2005. The name of the Corporation was changed to Duke Energy Corporation on April 3, 2006. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 3, 2005.

2.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Sections 222 and 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation and directed that the proposed amendment be considered by the stockholders of the Corporation at an annual or special meeting of stockholders (the “Stockholder Meeting”). At the Stockholder Meeting, the necessary number of shares were voted in favor of the proposed amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation.

3.	Subsection (a) of Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation shall be amended and restated in its entirety as follows:

“(a) The aggregate number of shares of stock that the Corporation shall have authority to issue is two billion forty-four million (2,044,000,000) shares, consisting of two billion (2,000,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”), and forty-four million (44,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each three shares of Common Stock issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock or certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split, other than with respect to shares of Common Stock held in participant accounts under the InvestorDirect Choice Plan of the Corporation or any successor plan (the “Plan”), in which case any fraction of a share to be issued shall be rounded to four decimal places. Stockholders that otherwise would be entitled to receive fractional shares of Common Stock, other than in respect of shares of Common Stock held in participant accounts under the Plan, shall be entitled to receive cash (without interest) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a properly completed and duly executed transmittal letter and, where the Common Stock is held in certificated form, the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all such fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter (and without the necessity of presenting the same for exchange) represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

4.	This Certificate of Amendment shall become effective at 4:01 p.m. on July 2, 2012.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 2nd day of July, 2012.

DUKE ENERGY CORPORATION

By:	/s/ Marc E. Manly
Name: Marc E. Manly
Title: Group Executive, Chief Legal Officer and Corporate Secretary

[Signature Page to Certificate of Amendment]